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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

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Borderfree, Inc.
(Name of Subject Company)

______________________________________________________________________________
Borderfree, Inc.
(Names of Persons Filing Statement)

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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
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09970L100
(CUSIP Number of Class of Securities)

_______________________
Michael A. DeSimone
Chief Executive Officer
Borderfree, Inc.
292 Madison Avenue, 5th Floor
New York, New York 10017
(212) 299-3500

With copies to:
Joseph C. Theis, Jr.
James A. Matarese
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
________________________

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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On May 5, 2015, Borderfree provided the following Q&A to its employees:

Q&As for Borderfree Employees
May 5, 2015

Q1: Why is Pitney Bowes buying us?
A: Pitney Bowes is acquiring Borderfree because they highly value us and are excited by our business, technology platform, high performing teams, and culture of innovation we’ve built over the past eight years. As the global ecommerce space matures, both companies feel scale will be critical in terms of our ability to effectively compete in the marketplace.

Q2: Why is Borderfree selling itself?
A: The tender offer documents, to be filed with the SEC shortly, will contain detailed information concerning the terms of the transaction and the details of the strategic process undertaken by the Borderfree board and its rationale and reasons for approving the transaction and recommending it to stockholders. This transaction is an affirmation of the meaningful value that Borderfree has created.

Q3: What changes can we expect starting tomorrow?
A: The integration planning process began upon the signing of the definitive merger agreement; integration will begin upon closing and will extend for a period beyond the close of the transaction until the transition is completed. Until closing, however, Borderfree and Pitney Bowes will remain independent companies. For the most part, prior to closing, we expect to operate in a “business as usual” mode. The closing is expected to occur in Q2.

Q4: Will our day-to-day work change between now and the closing?
A: We expect little change from the way we operate today during this period. Borderfree will continue to operate independently and will work to achieve the strategic plan and goals that we set out at the beginning of the year. Both companies will be appointing people from each organization to work on an integration plan that will go into effect after closing the deal.

Q5: Is there a risk that the deal won’t go through?
A: The deal is subject to customary closing conditions for a transaction of this nature, including regulatory approval under antitrust laws.

Q6: What happens if the deal doesn’t close?
A: We continue to operate as an independent company.

Q7: Do I need to worry about my job? Should I start looking for a new one?
A: While employment-related decisions have not been made at this point in the process, we can tell you that Borderfree has an ambitious agenda for 2015. Our priorities have not changed, and our goals for the year are still the same ones that were described at our March town hall. Pitney Bowes is impressed by what we’ve built at Borderfree and by the people who have built it. Pitney Bowes is looking forward to working with Borderfree’s highly talented and experienced team.

Q8: What happens to our stock options?
A: All outstanding options will vest and be converted to cash at the “spread,” which is the difference between the strike price of the option and the $14.00 per share purchase price, and paid at closing. Underwater options will be cancelled.

Q9: How can I calculate what my options are worth?
A: You should seek the advice of an accountant or financial advisor to determine what the financial impact is for you individually. You can calculate the pre-tax value of your options as follows:

•	# Options * $14.00 MINUS # Options * Strike Price of Grant = Net Cash Proceeds

•	Net Cash Proceeds will be subject in the U.S. to either ordinary income tax or capital gains

Q10: When will payments for my options be made?
A: Payments for options that are cashed out at closing will be made no later than the second payroll following the closing.

Q11: If my stock options have all vested, can I exercise them between now and the time the deal closes? Can I otherwise trade in Borderfree’s securities prior to the closing?
A: Generally, yes, you may exercise any vested options prior to the closing. However, Borderfree has imposed a blackout for all Borderfree senior management and board members as well as certain other employees, as a result of the announcement of the transaction with Pitney Bowes. Until this blackout is lifted, these personnel may not trade in Borderfree securities or establish, renew or change elections under a 10b5-1 plan. This blackout does not apply to any employees or consultants who are not within the group of restricted personnel described above.

Q12: Will the current executive team stay?
A: It’s too soon to know precisely. Taking the lead on the integration process from Pitney Bowes will be Lila Snyder, President of Document Messaging Technologies and Ecommerce Integration Lead, and Craig Reed, SVP, Global Ecommerce. With representatives from both companies, the integration team will be working through the closing period to develop a joint operating plan for when the two companies merge. Until then, we won’t have specific answers to some questions, but we remain committed to managing a fair, transparent and respectful process. It is also important to remember that the underlying rationale for this deal is that while the companies each operate in the global ecommerce space, there are many complementary strengths between both companies with minimal overlap in most functional areas.

Q13: Will Pitney Bowes reach out to us directly?
A: It’s likely that many Borderfree employees will have contact with members of the integration team as they work to establish the go forward operating plans post-close. If you are contacted by individuals outside of the integration team, simply refer that person to the integration team. It is important to keep in mind that while there will be integration planning between now and the closing, the two companies will operate independently and in the ordinary course until the closing.

Q14: Will our benefits be changing?
A: Your current benefits will continue up until closing. With certain exceptions, Pitney Bowes has committed for a period of 12 months following the closing to provide continuing employees with total compensation and benefits that are at least substantially comparable in the aggregate to your existing compensation and benefits. Health and other employee benefits will be evaluated in relation to what Pitney Bowes currently offers its employees. With 15,000 employees globally and 10,000 employees in the U.S., Pitney Bowes has the scale to offer a greater variety of benefits and programs. Pitney Bowes will provide more information to employees after the closing.

Q15: Where does Pitney Bowes have offices? Will offices be consolidated in certain locations?
A: Pitney Bowes is headquartered Stamford, Connecticut with offices around the world, including the U.K., Europe and Asia. While it’s too early to make decisions regarding consolidation, Pitney Bowes is excited about Borderfree’s talent in New York City, Tel Aviv, Dublin and Brighton.

Q16: In NYC, will we still be moving into the third floor space?
A: Yes, the lease is signed and the space is largely complete. We anticipate moving in the third week of May.

Q17: I have an open position on my team so can I still recruit for it and fill it?
A: Yes, the process to fill open positions remains the same and requires the same set of Finance and HR approvals.

Q18: I work for DutyCalculator in Brighton, UK. Will we still get to visit Borderfree New York next week as planned?
A: Yes.

Q19: Will DutyCalculator remain a part of Borderfree?
A: Yes.

Q20: Will Pitney Bowes invest more in Canada and Dublin?
A: Pitney Bowes has a fairly sizable office in the Toronto area. As future opportunities are evaluated, where and how best to make investments in Borderfree will be communicated.

Q21: How will external communication be handled during this process? By Borderfree or Pitney Bowes?
A: It’s important that all external investor communications concerning the deal are coordinated through Borderfree’s investor relations team, which will coordinate with Pitney Bowes’ investor relations team. Communications protocols with respect to customers and key partners will be established in coordination with Pitney Bowes. The parties have agreed to cooperate in connection with communications and there are also securities laws and other regulatory constraints on communications during the pendency of a sale of a public company.

Q22: If I have further questions, who should I contact?
A: If you have any additional questions, please feel free to contact a member of the leadership team or a colleague in human resources.

Additional Information

The tender offer described in this document (the “Offer”) has not yet commenced, and this document is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Borderfree or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Pitney Bowes and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Borderfree. The offer to purchase shares of Borderfree common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Pitney Bowes and BrickBreaker Acquisition Corp., a subsidiary of Pitney Bowes, and the Solicitation/Recommendation Statement will be filed with the SEC by Borderfree. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer which will be named in the tender offer statement. Copies of Borderfree’s filings with the SEC may be obtained free of charge at the “Investors” section of Borderfree’s website at www.borderfree.com.

Forward-Looking Statements

Statements in this document may contain, in addition to historical information, certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Borderfree has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this document include without limitation statements regarding planned completion of the Offer and the transaction. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the transaction; uncertainties as to the percentage of Borderfree stockholders tendering their shares in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors, customers and other business partners; the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; Borderfree’s ability to manage its business and operations, fluctuations in exchange rates of foreign currencies that reduce cross-border trade; Borderfree’s efforts to attract new customers or delays in the customer implementation process; the expected revenues to be generated by Borderfree’s existing or future customers; Borderfree’s quarterly operating results; possible failure to realize the anticipated benefits of business acquisitions or strategic investments; protection of Borderfree’s intellectual property; and other risks and uncertainties discussed in Borderfree’s filings with the SEC, including the “Risk Factors” sections of Borderfree’s most recent annual report on Form 10-K, as well as the tender offer documents to be filed by Pitney Bowes and BrickBreaker Acquisition Corp., a subsidiary of Pitney Bowes, and the Solicitation/Recommendation Statement to be filed by Borderfree. Borderfree undertakes no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this document are qualified in their entirety by this cautionary statement.